[LOGO]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO


GRUPO PAO DE ACUCAR

For more information please contact:

Aymar Giglio Jr.                                   Rosemary Otero
Companhia Brasileira de Distribuicao               Edelman Financial
(55-11) 3886-0421                                  (212) 704-4486
aymar@paodeacucar.com.br                           rosemary_otero@edelman.com
Fernando Tracanella                                Gustavo Bernhoeft
(55-11) 3886-0421                                  (55-11) 3846-8400
ftraca@paodeacucar.com.br                          gustavo_bernhoeft@edelman.com


                             AMELIA.COM.BR ANNOUNCES
                          MANAGEMENT STRUCTURE CHANGES

                              [LOGO] amelia.com.br
                              Para voce nao ser uma

Sao Paulo, Brazil, July 28th, 2000 - Companhia Brasileira de Distribuicao (NYSE:
CBD) today announced management structure changes related to its e-commerce project.

The project lead by Ms. Deborah Wright represents a new and important distribution channel for CBD and establishes the company's fifth banner, along with Pao de Acucar, Extra, Barateiro and Eletro. The administration of amelia.com.br aims at increasing existent synergies with the CBD's traditional retail business, reinforcing its market leadership, as well as maximizing the business value and creating greater returns on investments. Amelia's Finance and Administrative areas are being incorporated by CBD's respective areas and Mrs. Wright, besides her CEO's activities, will be managing closely Marketing and Commercial areas. Therefore, Mr. Cyro Averbach and Mr. Luiz Pimentel, Amelia's CFO and CCO respectively, are leaving the company to pursue other efforts.

Since May 2000 CBD has been concentrating its electronic commerce activities in its new site amelia.com.br, based on the successful programs of Pao de Acucar Delivery and Eletro on Line, but with an innovative and broader marketing concept. Amelia.com.br aims at offering integrated home solutions to improve people's quality of life.

Investments for 2000 and 2001 are estimated to total R$45-57 million and R$40-60 million, respectively, targeting technology, distribution/logistics, marketing and content development. Starting in the second quarter of 2000, the company will release Amelia's main performance indicators, which will facilitate market analysis and generate more transparency in the communication.


                       http://www.grupopaodeacucar.com.br
                            http://www.amelia.com.br
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